UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2005, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

       THE PROCTER & GAMBLE PROFIT
       SHARING TRUST AND EMPLOYEE
       STOCK OWNERSHIP PLAN

       FINANCIAL STATEMENTS AS OF AND FOR THE
       YEARS ENDED JUNE 30, 2005 AND 2004
       AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
       YEAR ENDED JUNE 30, 2005, AND REPORT OF
       INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE
                                                                           ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as
     of June 30, 2005 and 2004                                                2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2005 and 2004                               3

   Notes to Financial Statements as of and for the Years
     Ended June 30, 2005 and 2004                                          4-16

SUPPLEMENTAL SCHEDULES:                                                      17

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
     (Held at End of Year), as of June 30, 2005                              18

   Form 5500, Schedule H, Part IV, Line 4j--Schedule of
     Reportable Transactions, for the Year Ended June 30, 2005               19

   All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Policy Committee and Trustees of
The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the "Plan") as of June 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
October 3, 2005


THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2005 AND 2004
------------------------------------------------------------------------------------------------------------------

                                                                                    2005                   2004
ASSETS:
  Investments, at fair value:
    Cash and cash equivalents, plus accrued interest                        $    47,917,671        $    51,140,938
    Money market funds                                                           37,397,274             52,633,438
    The Procter & Gamble Company common stock-
      113,829,710 shares (cost $2,390,448,726) at June 30, 2005;
      114,647,393 shares (cost $2,066,933,585) at June 30, 2004               6,004,517,203          6,241,404,075
    The Procter & Gamble Company ESOP Convertible
      Class A Preferred Stock:
        Series A-87,527,112 shares (cost $597,132,865) at June 30,
          2005; 90,807,571 shares (cost $619,512,001) at June 30, 2004        4,617,055,158          4,943,564,165
        Series B-68,326,896 shares (cost $885,477,122) at June 30,
          2005; 69,926,896 shares (cost $906,212,946) at June 30, 2004        3,604,243,764          3,806,820,218
    The J.M. Smucker Company common stock-
      847,619 shares (cost $10,232,277) at June 30, 2005;
      952,546 shares (cost $10,769,753) at June 30, 2004                         39,787,236             43,731,387
    Mutual funds                                                                762,967,273            694,891,295
    Loans to participants                                                        61,069,923             57,131,620

  Investments, at contract value:
    J.P. Morgan Stable Value Fund                                               239,824,702            237,225,027
    Deferred annuities                                                            1,281,850              1,297,325
                                                                            ---------------        ---------------
           Total investments                                                 15,416,062,054         16,129,839,488
                                                                            ---------------        ---------------
  Accounts receivable:
    Contribution from The Procter & Gamble Company                              202,934,183            288,643,355
    Dividends receivable (Preferred Stock)                                       19,214,000             17,852,000
                                                                            ---------------        ---------------
           Total accounts receivable                                            222,148,183            306,495,355
                                                                            ---------------        ---------------
           Total assets                                                      15,638,210,237         16,436,334,843
                                                                            ---------------        ---------------
LIABILITIES:
  Interest payable on notes and debentures                                       51,771,765             52,219,565
  Note payable to The Procter & Gamble Company
    (Series A Preferred Stock)                                                  254,112,449            277,000,000
  Debentures (Series B Preferred Stock)                                       1,000,000,000          1,000,000,000
                                                                            ---------------        ---------------
           Total liabilities                                                  1,305,884,214          1,329,219,565
                                                                            ---------------        ---------------
NET ASSETS AVAILABLE FOR BENEFITS                                           $14,332,326,023        $15,107,115,278
                                                                            ===============        ===============

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2005 AND 2004
------------------------------------------------------------------------------------------------------------------


                                                                                    2005                   2004
ADDITIONS:
  Investment (loss) income:
    Net (depreciation) appreciation in fair value of investments            $  (434,048,891)       $ 2,903,358,935
    Net appreciation in contract value of investments                             8,174,201              7,550,546
    Dividends                                                                   287,534,726            275,352,020
    Interest on investments                                                      21,431,333             12,317,594
    Interest on loans to participants                                             3,328,547              3,432,022
                                                                            ---------------        ---------------
           Total investment (loss) income                                      (113,580,084)         3,202,011,117
                                                                            ---------------        ---------------
  Contributions by The Procter & Gamble Company
    (net of forfeitures of $981,959 in 2005 and $1,762,497 in 2004)             224,877,097            309,250,824
  Employee contributions                                                         73,732,105             73,377,018
  Employee rollovers                                                              1,579,440                770,961
                                                                            ---------------        ---------------
           Total contributions                                                  300,188,642            383,398,803
                                                                            ---------------        ---------------
  Proceeds from class action award                                                                          27,902
                                                                            ---------------        ---------------
           Total additions                                                      186,608,558          3,585,437,822
                                                                            ---------------        ---------------
DEDUCTIONS:
  Distributions to participants:
    The Procter & Gamble Company common stock-
      7,073,325 shares (cost $91,246,047) in 2005;
      12,746,005 shares (cost $149,321,386) in 2004                             383,712,009            631,362,088
    Cash                                                                        378,612,816            497,303,377
    Mutual funds and deferred annuities                                              21,837
  Automatic dividends paid to participants                                                              95,739,617
  Interest expense                                                              109,428,887            113,815,433
  Administrative expenses                                                         2,286,346              2,470,726
                                                                            ---------------        ---------------
           Total deductions                                                     874,061,895          1,340,691,241
                                                                            ---------------        ---------------
TRANSFER-To The Procter & Gamble Retiree Benefit Trust                          (87,335,918)           (71,005,587)
                                                                            ---------------        ---------------

NET (DECREASE) INCREASE IN NET ASSETS                                          (774,789,255)         2,173,740,994

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                          15,107,115,278         12,933,374,284
                                                                            ---------------        ---------------
  End of year                                                               $14,332,326,023        $15,107,115,278
                                                                            ===============        ===============

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      GENERAL--The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company (the "Company") and certain of its subsidiaries. Effective January 1, 2001, November 16, 2001, and July 1, 2002, employees of Iams Co., Clairol, Inc., and Millstone Coffee Inc., respectively, were eligible to participate in the Plan. In addition, The Procter & Gamble U.S. Business Services Company, a newly created subsidiary of the Company, was authorized to participate in the Plan on January 1, 2002. The Plan is comprised of two trusts, the Retirement Trust ("RT") and the Employee Stock Ownership Trust ("ESOT"). These financial statements include the RT and the ESOT. The Plan is funded through both Company and employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan document should be referred to for the complete text of the Plan agreement.

      The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 5) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock ("Series A Preferred Stock") (see Note
      3). The number of shares initially issued increased to 145,454,544 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, August 22, 1997, and May 21, 2004. As a means of extending the benefits of the ESOP to participants over a longer period, the ESOT entered into a term loan agreement with the Company under which outstanding borrowings were $254,112,449 and $277,000,000 as of June 30, 2005 and 2004, respectively (see Note 5). The shares of Series A Preferred Stock are utilized to fund a portion of the Company's contribution to the Plan.

      In May 1990, the Company's Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan document. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 6) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock ("Series B Preferred Stock") (see Note
      4). The number of outstanding shares increased to 76,569,672 as a result of the two-for-one stock splits effective May 15, 1992, August 22, 1997, and May 21, 2004. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 4). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

      At June 30, 2005 and 2004, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $2,601,722,000 and $2,802,812,612, respectively. The related postretirement obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.

      The balances in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and other are summarized as follows for the years ended June 30, 2005 and 2004:

                                                              June 30, 2005
                                 -----------------------------------------------------------------------
                                       Series A           Series B           Other             Total
Short-term investments-plus
  accrued interest               $     9,158,321    $    37,200,236    $                 $    46,358,557
Company common stock                                                       64,927,232         64,927,232
Series A Preferred Stock           4,617,055,158                                           4,617,055,158
Series B Preferred Stock                              3,604,243,764                        3,604,243,764
Mutual funds and other
  investments                                                              45,031,401         45,031,401
Loans to participants                                                         224,730            224,730
                                 ---------------    ---------------    --------------    ---------------
           Total investments       4,626,213,479      3,641,444,000       110,183,363      8,377,840,842

Dividends receivable                  12,086,000          7,128,000                           19,214,000
                                 ---------------    ---------------    --------------    ---------------
           Total assets            4,638,299,479      3,648,572,000       110,183,363      8,397,054,842
                                 ---------------    ---------------    --------------    ---------------
Interest payable on notes
  and debentures                      (4,971,765)       (46,800,000)                         (51,771,765)
Note payable to The Procter &
  Gamble Company (Series A
  Preferred Stock)                  (254,112,449)                                           (254,112,449)
Debentures (Series B Preferred
  Stock)                                             (1,000,000,000)                      (1,000,000,000)
                                 ---------------    ---------------    --------------    ---------------
           Total liabilities        (259,084,214)    (1,046,800,000)                      (1,305,884,214)
                                 ---------------    ---------------    --------------    ---------------
ESOT net assets                  $ 4,379,215,265    $ 2,601,772,000    $  110,183,363    $ 7,091,170,628
                                 ===============    ===============    ==============    ===============

                                                              June 30, 2004
                                 -----------------------------------------------------------------------
                                       Series A           Series B           Other             Total

Short-term investments-plus
  accrued interest               $    16,636,872    $    36,135,394    $                 $    52,772,266
Company common stock                                                       22,396,235         22,396,235
Series A Preferred Stock           4,943,564,165                                           4,943,564,165
Series B Preferred Stock                              3,806,820,218                        3,806,820,218
Mutual funds and other
  investments                                                              37,207,364         37,207,364
Loans to participants                                                         277,203            277,203
                                 ---------------    ---------------    --------------    ---------------
           Total investments       4,960,201,037      3,842,955,612        59,880,802      8,863,037,451

Dividends receivable                  11,195,000          6,657,000                           17,852,000
                                 ---------------    ---------------    --------------    ---------------
           Total assets            4,971,396,037      3,849,612,612        59,880,802      8,880,889,451
                                 ---------------    ---------------    --------------    ---------------
Interest payable on notes
  and debentures                      (5,419,565)       (46,800,000)                         (52,219,565)
Note payable to The Procter &
  Gamble Company (Series A
  Preferred Stock)                  (277,000,000)                                           (277,000,000)
Debentures (Series B Preferred
  Stock)                                             (1,000,000,000)                      (1,000,000,000)
                                 ---------------    ---------------    --------------    ---------------
           Total liabilities        (282,419,565)    (1,046,800,000)                      (1,329,219,565)
                                 ---------------    ---------------    --------------    ---------------
ESOT net assets                  $ 4,688,976,472    $ 2,802,812,612    $   59,880,802    $ 7,551,669,886
                                 ===============    ===============    ==============    ===============

      The activity in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and other are summarized as follows for the years ended June 30, 2005 and 2004:

                                       Series A           Series B           Other             Total

ESOT net assets-June 30, 2003            $ 4,009,231,111    $ 2,179,116,589    $  25,448,329      $ 6,213,796,029

  Net appreciation in fair value
     of investments                          897,719,345        695,575,914       27,416,004        1,620,711,263
  Net appreciation in contract value
     of investments                                                                  407,033              407,033
  Interest on investments and dividends       89,244,303         72,422,445          617,841          162,284,589
  Interest on loans to participants                                                   25,740               25,740
  Contributions by The Procter &
    Gamble Company                                               20,303,251                            20,303,251
  Distributions to participants               (7,448,484)                       (252,288,604)        (259,737,088)
  Automatic dividends to participants        (21,608,579)                                             (21,608,579)
  Interest expense                           (20,215,433)       (93,600,000)                         (113,815,433)
  Administrative expense                                                             (29,958)             (29,958)
  Conversions to other investments          (258,284,417)                        258,284,417
  Net transfers among trusts                     338,626        (71,005,587)                          (70,666,961)
                                         ---------------    ---------------    --------------     ---------------
ESOT net assets-June 30, 2004              4,688,976,472      2,802,812,612       59,880,802        7,551,669,886

  Net (depreciation) appreciation in fair
     value of investments                   (193,515,944)      (115,240,537)      41,361,828         (267,394,653)
  Net appreciation in contract value
     of investments                                                                  518,381              518,381
  Interest on investments and dividends       93,258,475         73,381,405        1,676,182          168,316,062
  Interest on loans to participants                                                   14,713               14,713
  Contributions by The Procter &
    Gamble Company                                               21,754,438                            21,754,438
  Distributions to participants               (9,687,684)                       (177,222,193)        (186,909,877)
  Interest expense                           (15,828,887)       (93,600,000)                         (109,428,887)
  Administrative expense                                                             (33,517)             (33,517)
  Conversions to other investments          (183,987,167)                        183,987,167
  Net transfers among trusts                                    (87,335,918)                          (87,335,918)
                                         ---------------    ---------------    -------------      ---------------
ESOT net assets-June 30, 2005            $ 4,379,215,265    $ 2,601,772,000    $ 110,183,363      $ 7,091,170,628
                                         ===============    ===============    =============      ===============

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with an allocation of Company contributions (see Note 7), his or her employee contributions and rollovers (see Note 8), and Plan earnings. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

      Effective July 1, 2004, all participants have the option of receiving cash for dividends earned on shares of Company common stock or reinvesting the dividends. All dividends are reinvested or distributed based on participant election. If no election is made, dividends will default to reinvestment.

      Prior to July 1, 2004, dividends earned on the shares of Company common stock within a participant's account were automatically distributed to the participant as part of his or her compensation, subject to Internal Revenue Service ("IRS") limitations. Dividends earned on the shares of Company preferred stock within a participant's account were automatically distributed to the participant as part of his or her compensation, subject to IRS limitations and only occurred with non-highly compensated participants. Any dividend not distributed to a participant was reinvested in the Plan. At the same time the dividend was distributed, the Company reduced the participant's wages by the amount of the dividend. The Company then allocated a discretionary contribution consisting of Series A Preferred Stock to the participant's account that was equal to the amount of the dividend. The discretionary contribution was used to prepay debt on the Plan's note payable (Series A Preferred Stock), resulting in the release of Series A Preferred Stock equal to the aggregate dividend.

      The annual Company contribution made to the Plan on behalf of participants is initially invested in Company common stock. Vested participants may then allocate the annual Company contribution received between the money market fund, individual deferred annuities, JP Morgan Bond fund, JP Morgan Stable Value fund, and common stock of the Company. Employee contributions, account balances of vested participants that have reached the age of fifty, and account balances of participants in the Retirement Plus feature may be allocated to any of the investment options within the RT.

      RETIREMENT PLUS--The Retirement Plus feature allows a retiree or a vested former employee with account balances equal to or greater than $5,000 to maintain some or all of his or her funds in the Plan. If a participant chooses the Retirement Plus option, he or she must maintain at least 40% of his or her employer-contributed account balance invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends or receiving these amounts as cash. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant's account is credited with an allocation of Plan earnings.

      VESTING--A participant is fully vested in employee contributions plus actual earnings thereon in his or her account regardless of years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the plan agreement; however, the participant is immediately 100% vested in the Company's additional preferred contributions.

      PARTICIPANT LOANS--The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan document and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence).

      PAYMENT OF BENEFITS--Retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70 1/2). Upon election of a distribution, a vested participant may elect to receive (1) all or a partial amount in cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 20 years or the participant's life expectancy. Effective July 1, 2004, the Plan no longer permits active participants to receive annual in-service withdrawals.

      FORFEITED ACCOUNTS--Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.

      THE J.M. SMUCKER COMPANY COMMON STOCK--In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker spin-off was allocated between the Company common stock held and the Smucker common stock received. For participant accounts with Company preferred stock, a preferred stock dividend was awarded based on a predetermined calculation in sufficient amounts to approximate the fifty-to-one common stock ratio. Vested participants have the option of selling the Smucker common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker within the Plan.

      STOCK SPLIT--In March 2004, the Company's Board of Directors approved a two-for-one stock split effective for common and preferred shareholders of record as of May 21, 2004. The financial statements, notes and other references to share data have been restated to reflect the stock split for all periods presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including Company common stock, Company preferred stock, Smucker common stock, investment contracts and various mutual funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive contract (Note 11), which is valued at contract value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. Fair value of the Series A Preferred Stock and Series B Preferred Stock is determined as the greater of the fair value of the Company's common stock as defined in the Plan document or $6.82 (Series A) and $12.96 (Series B) per share (see Notes 3 and 4). The Series A and Series B Preferred Stock and the Company common stock included in the statements of net assets are recorded at $52.75 and $54.44 per share as of June 30, 2005 and 2004, respectively. Deferred annuities are recorded at contract value (cost plus accumulated interest), which approximates fair value. Mutual funds ("Funds") are valued by the Fund manager, JP Morgan Investment Management, Inc., based upon the fair values of the Funds' underlying investments. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

      ADMINISTRATIVE EXPENSES--Certain administrative expenses of the Plan are paid by the Company. Investment and recordkeeping expenses are paid by the Plan and/or the participants to the extent that such expenses are not paid by the Company. Any investment expenses associated with the Plan's institutional funds are netted with earnings by JP Morgan and reported to the Company as a net amount. Loan administration fees paid by participants, totaling $293,647 and $381,115, for the years ended June 30, 2005 and 2004, respectively, are reflected in the Plan's statements of changes in net assets available for benefits. Recordkeeping fees paid to JP Morgan Retirement Plan Services, totaling $1,992,699 and $2,092,182, for the year ended June 30, 2005 and 2004, respectively, are paid by the Plan and/or the participants and are reflected in the Plan's statements of changes in net assets available for benefits. Recordkeeping fees paid by participants are deducted from participant accounts on a quarterly basis, totaling $46 annually per participant. Payment of the fee is pro-rated between the participant's RT and ESOT balances. The Plan will pay any amount not covered by the participant's account balance.

      PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution.

3.    SERIES A PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS--The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $6.82 per share of Series A Preferred Stock plus accrued dividends or one share of the Company's common stock, whichever has a higher value. Participants must receive distributions of cash or common stock upon election of a distribution from the Plan. Active participants may also elect to convert up to 100% of their vested shares of Series A Preferred Stock to alternative investments, which are held by the Plan. Participants in the Retirement Plus, however, must maintain at least 40% of their account value invested in shares of Company common stock. The fair value of the Company's common stock as of June 30, 2005 and 2004 was $52.75 and $54.44, respectively, per share. During 2005 and 2004, respectively, 3,280,459 (cost $22,379,136, fair value $183,186,561) and 5,217,668 (cost $35,584,496, fair value $258,284,417) shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

      ELIGIBILITY--All participants are eligible for allocation of Series A Preferred Stock.

      DIVIDEND RIGHTS--In 2005 and 2004, annual dividends of $1.03 and $0.9325 per share, respectively, were paid quarterly at $0.25 per share for the first three quarters in 2005 and $0.28 per share for the last quarter in 2005 and quarterly at $0.2275 per share for the first three quarters in 2004 and $0.25 per share for the last quarter in 2004. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

      CALL PROVISIONS--The Series A Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS--Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER--The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS--Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan document as the borrowings are repaid (see Note
      5). During 2005 and 2004, respectively, 2,673,214 and 3,237,704 shares of Series A Preferred Stock valued at $142,171,865 and $164,704,503, respectively, were released for allocation to participant accounts, of which $135,464,921 and $51,208,969, respectively, was used to fund a portion of the annual profit sharing contribution and $6,706,944 and $113,495,534, respectively, was used to fund annual dividends on allocated shares. At June 30, 2005 and 2004, 25,622,780 and 28,295,994 shares of
      Series A Preferred Stock, respectively, were unallocated.

4.    SERIES B PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS--The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $12.96 per share of Series B Preferred Stock plus accrued dividends or one share of the Company's common stock, whichever has a higher value. The fair value of the Company's common stock as of June 30, 2005 and 2004 was $52.75 and $54.44, respectively, per share. During 2005 and 2004, respectively, 1,600,000 (cost $20,735,825, fair value $87,335,918) and 1,440,000 (cost
      $18,662,203, fair value $71,005,587) shares of Series B Preferred Stock plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

      ELIGIBILITY--Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

      DIVIDEND RIGHTS--In 2005 and 2004, annual dividends of $1.0465 and $1.022 per share, respectively, were paid quarterly at $0.2555 per share for the first three quarters in 2005 and $0.28 per share for the last quarter in 2005 and quarterly at $0.2555 per share in 2004. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

      CALL PROVISIONS--The Series B Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS--Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER--The Company has the right of first refusal on the purchase of Series B Preferred Stock. In the event the Company does not exercise its right of first refusal, upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS--Shares of the Series B Preferred Stock are released for straight line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 6). In both 2005 and 2004, 2,189,972 shares of Series B Preferred Stock valued at $116,310,370 and $123,970,059, respectively, were released for allocation to participant accounts. At June 30, 2005 and 2004, 46,337,566 and 48,527,539 shares of Series B Preferred Stock, respectively, were unallocated.

5.    NOTES PAYABLE (SERIES A PREFERRED STOCK)

      The ESOT entered into a note payable to The Procter & Gamble Company on March 3, 1999 under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 reducing the total principal amount available to $277,000,000. Mandatory semiannual repayments of principal and interest commenced on September 3, 2004 and are funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. The loan bears an interest rate of 6% and borrowings as of June 30, 2005 and 2004 were $254,112,449 and $277,000,000, respectively. The Plan borrowed $82,800,000 during the year ended June 30, 2004. No borrowings were allowed during the year ended June 30, 2005.

6.    DEBENTURES (SERIES B PREFERRED STOCK)

      The $1,000,000,000 debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. Repayment of principal and interest will be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock. The debentures are guaranteed by the Company. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $1,343,800,000 and $1,305,190,000, respectively, at June 30, 2005 and
      2004.

      In July 2005, the Plan entered into a term loan agreement with interest at 5.09% with the Company providing up to approximately $982,000,000 to fund principal and interest payments on the debentures. The Plan borrowed $25,000,000 in July 2005 for this purpose.

7.    COMPANY CONTRIBUTION

      Annual credits to participants' accounts are based on individual base salaries and years of service not to exceed 15% of a Plan participant's total compensation as defined in the Plan document. The Company's contribution is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan document (see Note 3). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 5 and 6).

      Company contributions to the Plan for the years ended June 30, 2005 and 2004 are as follows:

                                                    2005                2004

       Contribution for debt service            $ 21,754,438        $ 20,303,251
       Contribution for Annual Fund Credit       203,122,659         288,947,573
                                                ------------        ------------
       Total                                    $224,877,097        $309,250,824
                                                ============        ============

8.    EMPLOYEE CONTRIBUTIONS

      Participants may elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to IRS limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with new IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2005 and 2004, an additional $4,000 and $3,000, respectively, as a "catch-up" contribution in excess of the maximum 401(k) contributions of $14,000 in 2005 and $13,000 in 2004.

9.    INVESTMENTS

      The Plan's investments consist of the following at June 30, 2005 and 2004. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                            2005               2004
       At fair value:
         Common stock (A)-
           The Procter & Gamble Company             $ 6,004,517,203     $ 6,241,404,075
         Preferred stocks-
           The Procter & Gamble Company ESOP
             Convertible Class A:
             Series A                                 4,617,055,158       4,943,564,165
             Series B                                 3,604,243,764       3,806,820,218
         Other investments                              949,139,376         899,528,678
                                                    ---------------     ---------------
                                                     15,174,955,501      15,891,317,136
       At contract value-J.P. Morgan Stable Value
         fund and deferred annuities                    241,106,552         238,522,352
                                                    ---------------     ---------------
       Total                                        $15,416,062,053     $16,129,839,488
                                                    ===============     ===============
       (A) Nonparticipant-directed.

      For the years ended June 30, 2005 and 2004, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

                                                                          2005               2004
At fair value:
  Net (depreciation) appreciation in fair value of:
    The Procter & Gamble Company common stock                       $ (155,218,643)    $1,224,448,970
    The Procter & Gamble Company Series A
      Preferred Stock                                                 (193,515,944)       897,719,345
    The Procter & Gamble Company Series B
      Preferred Stock                                                 (115,240,537)       695,575,914
    Mutual funds and other investments                                  29,926,233         85,614,706
                                                                    --------------     --------------
                                                                      (434,048,891)     2,903,358,935
At contract value-
  Net appreciation in contract value of the J.P. Morgan Stable
    Value Fund                                                           8,174,201          7,550,546
                                                                    --------------     --------------
Total                                                               $ (425,874,690)    $2,910,909,481
                                                                    ==============     ==============


10.   NONPARTICIPANT-DIRECTED INVESTMENTS

      The Procter & Gamble Company common stock is considered to be nonparticipant-directed under the guidance of SOP 99-3 because Retirement Plus participants are required to maintain at least 40% of their employer-contributed account balances in Company stock.

      Information about the net assets relating to the nonparticipant-directed investments as of June 30, 2005 and 2004 is as follows:

                                                     2005              2004
      Net assets-The Procter & Gamble Company
        common stock                           $6,004,517,203    $6,241,404,075
                                               ==============    ==============

      The significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended June 30, 2005 and 2004 are as follows:

                                                                  2005                  2004
      Net (depreciation) appreciation in fair value         $ (155,218,643)       $1,224,448,970
      Dividends                                                120,509,200           112,991,162
      Contributions                                            232,562,283           320,330,539
      Distributions to participants                           (563,929,541)         (918,111,634)
      Net interfund transfers                                  (50,880,623)         (240,396,629)
      Conversion from preferred stock                          180,070,452           244,058,668
                                                            --------------        --------------
                 Net changes in assets                        (236,886,872)          743,321,076

      Net assets-beginning of year                           6,241,404,075         5,498,082,999
                                                            --------------        --------------
      Net assets-end of year                                $6,004,517,203        $6,241,404,075
                                                            ==============        ==============


11.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

      During the plan year ended June 30, 2004, the Plan entered into a benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A. and State Street Bank & Trust Company (collectively, the "issuers"). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was 4.47% and 4.37% at June 30, 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The average yield for the years ended June 30, 2005 and 2004 was 3.62% and 3.90%, respectively.

12.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan Investor Services ("J.P. Morgan"). J.P. Morgan is the custodian, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      During the Plan years ended June 30, 2005 and 2004, borrowings outstanding under the term loan agreement (see Note 5) between The Procter & Gamble Company, the sponsoring employer, and the Plan were $254,112,449 and $277,000,000, respectively.

      The debentures (see Note 6) are guaranteed by the Company.

      At June 30, 2005 and 2004, the Plan held 113,829,710 and 114,647,393 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $2,390,448,726 and $2,066,933,585, respectively. During the years ended June 30, 2005 and 2004, the Plan recorded dividend income from The Procter & Gamble Company common stock of $120,509,200 and $112,991,162, respectively.

      At June 30, 2005 and 2004, the Plan held 87,527,112 and 90,807,571 shares, respectively, of Series A preferred stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $597,132,865 and $619,512,001, respectively. During the years ended June 30, 2005 and 2004, the Plan recorded dividend income from The Procter & Gamble Company Series A preferred stock of $92,213,635 and $89,126,489, respectively.

      At June 30, 2005 and 2004, the Plan held 68,326,896 and 69,926,896 shares, respectively, of Series B preferred stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $885,477,122 and $906,212,946, respectively. During the years ended June 30, 2005 and 2004, the Plan recorded dividend income from The Procter & Gamble Company Series B preferred stock of $72,535,897 and $72,248,088, respectively.

13.   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

14.   FEDERAL INCOME TAX STATUS

      The IRS has determined and informed the Company by a letter dated November 14, 2000, that the Plan and related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trusts continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

15.   CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division, and a settlement of $49,000,000 was approved. The Plan joined the class of plaintiffs on March 28, 2002. The Plan received total settlement proceeds of $1,109,678, of which $27,902 was received in 2004.

                                     ******

                             SUPPLEMENTAL SCHEDULES


THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2005
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        Fair Value/
       Identity of Issue                                   Description of Investment                                  Contract Value
       -----------------                                   ------------------------                                   --------------
At Fair Value:
  SHORT-TERM INVESTMENTS:
    J.P. Morgan Chase Bank*                  Liquified Cash**                                                      $     47,917,671
    J.P. Morgan Chase Bank*                  Money Market Fund**                                                         37,397,274

  THE PROCTER & GAMBLE COMPANY*              Common stock, no par value, 113,829,710 shares (cost $2,390,448,726)     6,004,517,203

  THE PROCTER & GAMBLE COMPANY*              Series A ESOP Convertible Class A Preferred Stock
                                               no par value, 87,527,112 shares (cost $597,132,865)                    4,617,055,158

  THE PROCTER & GAMBLE COMPANY*              Series B ESOP Convertible Class B Preferred Stock
                                               no par value, 68,326,896 shares (cost $885,477,122)                    3,604,243,764

  THE J.M. SMUCKER COMPANY                   Common stock, no par value, 847,619 shares**                                39,787,236

  MUTUAL FUNDS:
    JP Morgan Chase Bank*                    Bond Fund**                                                                191,831,489
    JP Morgan Chase Bank*                    Fleming International Equity Fund**                                        117,933,152
    Fidelity                                 Dividend Growth Fund**                                                      86,523,187
    Royce                                    Low Priced Stock Fund**                                                    157,516,261
    American Century, Inc.                   Equity Index Fund**                                                        209,163,184

  LOANS TO PARTICIPANTS                      Various participants, interest rates ranging from 5.00% to 10.50%
                                               various maturities through February 2015                                  61,069,923
                                                                                                                   ----------------
TOTAL                                                                                                                15,174,955,502
                                                                                                                   ----------------
At Contract Value:
  THE J.P. MORGAN STABLE VALUE FUND:
    US Treasury                              US Treasury Note 1.500%, due July 31, 2005**                                   514,294
  Common Collective Trusts Funds:
    J.P. Morgan Chase Bank*                  Liquidity Fund**                                                             7,027,992
    J.P. Morgan Chase Bank*                  Intermediate Bond Fund**                                                   230,446,801
  Monumental Life Insurance Company,
    Bank of America, N.A., State Street Bank
    and Trust Company                        Wrapper Contract**                                                           1,835,615

  VARIOUS INSURANCE COMPANIES                Deferred annuities                                                           1,281,850
                                                                                                                   ----------------
TOTAL                                                                                                                   241,106,552
                                                                                                                   ----------------
TOTAL ASSETS                                                                                                       $ 15,416,062,054
                                                                                                                   ================

*   Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j-REPORTABLE TRANSACTIONS
YEAR ENDED JUNE 30, 2005
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Cost of            Gain on
Description of Asset                        Purchases (A)                       Sales                    Sales              Sale
                                     ----------------------------    ----------------------------

SINGLE TRANSACTIONS-
  None

SERIES OF TRANSACTIONS (B)-
  The Procter & Gamble Company
    Common Stock                       $ 537,189,953      (339)        $ 461,345,742      (536)      $ 213,674,812     $ 247,670,930


NOTES:

A. The market value of all assets acquired at the time of acquisition is equal to the purchase price.

B. The numbers in parentheses represent the number of transactions.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        THE PROCTER & GAMBLE PROFIT SHARING
                                        TRUST AND EMPLOYEE STOCK OWNERSHIP PLAN


Date:  December 21, 2005                /S/ THOMAS J. MESS
                                        ------------------------------------
                                        Thomas J. Mess
                                        Secretary, Trustees of The Procter
                                        & Gamble Profit Sharing Trust and
                                        Employee Stock Ownership Plan





                                 EXHIBIT INDEX

Exhibit No.                                                         Page No.

   23                   Consent of Deloitte & Touche LLP